Ms. Katherine Bagley
Mr. Dietrich King

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

November 10, 2021

Re:	StartEngine Collectibles Fund I LLC Post Qualification Amendment No. 3 to Offering Statement on Form 1-A
Filed October 27, 2021
File No. 024-11416

Dear Ms. Bagley and Mr. King:

Thank you for your comments of November 10, 2021 regarding the Post Qualification Amendment of StartEngine Collectibles Fund I LLC (the “company”). We appreciate the opportunity to respond to your comments.

Post-qualification Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution and Selling Securityholders, page 26

We note your amended disclosure in response to comment 2. Please amend your disclosure or file correspondence confirming that, in the event bonus shares are offered exclusively to StartEngine OWNers prior to other investors, the entire offering will be offered at that time.

The company has amended the disclosure on page 26.

Fine Art Assets, page 72

2. We note the following statements about the fine art market: "According to a 2018 article published by a Citibank Global Art analyst, Contemporary Art showed returns over 14% as of December 2020, versus a 9.5% annual return from the S&P 500. The same article found that over the 25 years, Contemporary Art (defined as works created from 1945 through now) recorded losses in only 4% of cases, over 3-year investment periods." Please amend your disclosure to clearly state that these are historical returns for the art market as a whole, and are not representative of potential returns on an investment in any of your fine art series. Please make conforming changes to your disclosure about historical returns in the trading card market.

The company has amended the disclosure on page 72.

Thank you again for the opportunity to respond to your questions to the Post Qualification Amendment of StartEngine Collectibles Fund I LLC, If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
CrowdCheck Law LLP

cc:	Leon Benrimon, Manager, StartEngine Assets LLC Johanna Cronin, Manager, StartEngine Assets LLC